Exhibit 3.2a & 4.2a

Amendment to Section 1.01 of Article I of the By-Laws
of O'Sullivan Industries, Inc.

RESOLVED, that Section 1.01 of Article I of the By-Laws of the Corporation is hereby deleted and replaced with the following . . .:

    1.01. The "principal place of business" or "principal business" or "executive" office or offices" of the corporation may be fixed and so designated from time to time by the Board of Directors. Until such time as it shall be changed by designation of the Board of Directors, the principal business office of the corporation shall be located at 10 Mansell Court East, Suite 100, Roswell, Georgia 30076.